04016272

4-14-04

AM 4/6/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR - 6 2004
526

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

SEC FILE NUMBER
8- 50485

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JANSSEN PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 OLD NORTHERN BLVD.
(No. and Street)

ROSLYN	N.Y.	11576
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
PETER JANSSEN
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

99 WEST HAWTHORNE AVENUE,	VALLEY STREAM	N.Y.	11580
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.

(516) 568-2700

INDEPENDENT AUDITOR'S REPORT

JANSSEN PARTNERS, INC.
1345 Old Northern Blvd.
Roslyn, N.Y. 11576

We have audited the accompanying statement of financial condition of JANSSEN PARTNERS, INC. as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents in all material aspects, the financial position of JANSSEN PARTNERS, INC. as of December 31, 2003.

Very truly yours,

Glasser & Haims CPA. P.C

GLASSER & HAIMS, C.P.A., P.C.

Valley Stream, N.Y. 11580
February 18, 2004

JANSSEN PARTNERS, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

NOTE 1 - PRINCIPAL BUSINESS ACTIVITY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Janssen Partners, Inc. (the "Company") was incorporated on August 29, 1997 in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc.

The Company acts as an introducing broker, an agent in the private placements of securities and provides consulting services.

As an introducing broker-dealer, the Company is exempt from the provisions of rule 15c3-3 as all customer accounts, as defined, are carried by the clearing broker.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Securities owned, traded on a national securities exchange or listed on the Nasdaq National Market are valued at the last reported sales price on the last business day of the year. All other securities owned are valued at the last reported bid and ask prices, respectively, with the resulting unrealized gains and losses reflected in income.

Included in securities owned are $24.00 of securities which do not have a ready market. These securities have been valued at fair value using methods determined in good faith by management after consideration of all pertinent information. Because of the inherent uncertainty of valuation of these securities, management's estimate of fair value may differ from those that would have been used had a ready market existed, and the differences could be material.

These financial statements reflect income from security transactions and commissions on customers' security transactions on a trade-date basis.

Depreciation of property and equipment is provided for based upon the straight-line method over the estimated useful life of the assets.

For federal income tax purposes, the Company has elected to be treated as a small business corporation (S Corporation) under the applicable sections of the Internal Revenue Code. Accordingly, there is no provision for federal income taxes as such earnings or losses flow through directly to the stockholder. State taxes are payable at reduced rates.